February 8, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
Attention: Jay E. Ingram, Attorney Advisor

Re:	Diebold, Inc. Item 4.02 Form 8-K Filed January 15, 2008 File No. 001-04879

Dear Mr. Kronforst:
          Diebold, Incorporated, an Ohio corporation (“we,” “us” or the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 25, 2008 (the “Comment Letter”), with respect to the Company’s Current Report on Form 8-K filed on January 15, 2008 (the “Form 8-K”). Today, in response to the Comment Letter, the Company is filing with the Commission Amendment No. 1 to the Form 8-K.
          Below are the Company’s responses to the comments contained in the Comment Letter. For the convenience of the Staff, we have repeated the Staff’s comments before the responses.
1.	Please tell us why your disclosures do not explicitly state that the non-reliance on your previously issued financial statements is do to the pending correction of an error caused by a misapplication of generally accepted accounting principles.
Response:
The Company has amended the Form 8-K to explicitly state that the non-reliance on its previously issued financial statements is due to the pending correction of an error caused by a misapplication of generally accepted accounting principles.

Securities and Exchange Commission
February 8, 2008

2.	Please tell us how you considered disclosing the details of the other accounting items.
Response:
The Company has amended the Form 8-K to provide further details on the other accounting items.
3.	Please tell us when and how you expect to file your restated financial statements..
Response:
The Company has amended the Form 8-K to provide further details with respect to the timing and process by which the Company anticipates filing its restated financial statements.
*   *   *
          The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
          If you have any questions regarding these matters, please do not hesitate to contact the undersigned.
Sincerely,
Thomas W. Swidarski
President and Chief Executive Officer